Exhibit 99.3

Limited Review Report – Consolidated Financial Results

Review Report to

The Board of Directors

Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited consolidated financial results of Dr. Reddy’s Laboratories Limited Group comprising Dr. Reddy’s Laboratories Limited (the ‘Company’) comprising its subsidiaries (together referred to as ‘the Group’), and its joint ventures, for the quarter ended June 30, 2017 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 , read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016.

The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, Interim Financial Reporting (Ind AS 34) prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015 read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review.

We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016, including the manner in which it is to be disclosed, or that it contains any material misstatement.

The comparative Ind AS financial information of the Group and its joint ventures for the corresponding quarter June 30, 2016 were reviewed by the predecessor auditor who issued an unmodified review report on those financial information on July 26, 2016.

For S.R. BATLIBOI & ASSOCIATES LLP

Chartered Accountants

ICAI Firm registration number: 101049W/E300004

per Kaustav Ghose

Partner

Membership No.: 57828

Place: Hyderabad

Date: July 27, 2017

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2017

			All amounts in Indian Rupees millions
		Quarter ended			Year ended
Sl.		30.06.2017	31.03.2017	30.06.2016	31.03.2017
No.	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
1	Revenue from operations
	a) Net sales / income from operations (inclusive of excise duty)	32,489	34,985	31,857	138,663
	b) License fees and service income	670	557	488	2,146
	c) Other operating income	173	577	102	1,152
	Total revenue from operations (inclusive of excise duty)	33,332	36,119	32,447	141,961
2	Other income	380	205	670	1,715
3	Total income (1 + 2)	33,712	36,324	33,117	143,676
4	Expenses
	a) Cost of materials consumed	6,548	4,649	6,075	21,930
	b) Purchase of traded goods	2,799	3,751	3,282	13,752
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	245	1,652	(1,793)	(1,233)
	d) Employee benefits expense	8,073	6,711	8,050	31,068
	e) Selling expenses	3,264	2,972	3,268	12,934
	f) Depreciation and amortisation	2,592	2,543	2,436	10,266
	g) Finance costs	215	196	148	634
	h) Other expenditure	9,171	10,479	9,663	38,788
	Total expenses	32,907	32,953	31,129	128,139
5	Profit before tax (3 - 4)	805	3,371	1,988	15,537
6	Tax expense:
	Current tax	301	(568)	1,268	3,096
	Deferred tax	(64)	665	(742)	(131)
7	Net profit for the period / year (5 - 6)	568	3,274	1,462	12,572
8	Share of profit of equity accounted investees, net of tax	98	102	73	349
9	Net profit after taxes and share of profit of associates (7 + 8)	666	3,376	1,535	12,921
10	Other comprehensive income
	(a) (i) Items that will not be reclassified subsequently to profit or loss	(1,594)	(653)	(3)	1,930
	(ii) Income tax relating to items that will not be reclassified subsequently to profit or loss	379	190	—	(404)
	(b) (i) Items that will be reclassified subsequently to profit or loss	20	287	131	1,279
	(ii) Income tax relating to items that will be reclassified subsequently to profit or loss	(58)	130	19	136
	Total other comprehensive income	(1,253)	(46)	147	2,941
11	Total comprehensive income (9 + 10)	(587)	3,330	1,682	15,862
12	Paid-up equity share capital (face value Rs.5/- each)	829	829	828	829
13	Reserves				121,792
14	Earnings per equity share (face value Rs.5/- each)
	- Basic	4.02	20.38	9.06	77.53
	- Diluted	4.01	20.34	9.03	77.37
		(Not annualised )	(Not annualised )	(Not annualised )

See accompanying notes to the financial results.

DR. REDDY’S LABORATORIES LIMITED

Segment Information			All amounts in Indian Rupees millions
Sl. No.		Quarter ended			Year ended
		30.06.2017	31.03.2017	30.06.2016	31.03.2017
	Particulars	(Unaudited)	(Audited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue (inclusive of excise duty):
	a) Pharmaceutical Services and Active Ingredients	5,972	6,969	6,327	27,832
	b) Global Generics	27,482	29,169	26,660	115,736
	c) Proprietary Products	539	969	623	2,783
	d) Others	578	460	399	1,791
	Total	34,571	37,567	34,009	148,142
	Less: Inter-segment revenue	1,239	1,448	1,562	6,181
	Add: Other unallocable income	—	—	—	—
	Total revenue from operations	33,332	36,119	32,447	141,961
2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	533	543	1,139	4,497
	b) Global Generics	15,836	17,024	16,339	71,079
	c) Proprietary Products	418	410	525	1,951
	d) Others	310	208	183	853
	Total	17,097	18,185	18,186	78,380
	Less: Other un-allocable expenditure / (income), net	16,292	14,814	16,198	62,843
	Total profit before tax	805	3,371	1,988	15,537

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2.

Consequent to the decline in the expected cash flows of some of the products forming part of a cash generating unit (“CGU”) under the Global Generics segment, the Company, following the guidance under Ind AS 36 “Impairment of assets”, estimated the recoverable amount of the CGU and assessed that the recoverable amount of the CGU is lower than its carrying cost. Accordingly, an amount of Rs.335 million was recorded as an impairment charge during the quarter ended 31 March 2017. The said impairment charge was recorded under “other expenditure”.

3.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016, May 2016 and August 2016. The U.S. FDA completed the reinspection of the aforementioned facilities in March and April 2017. The Company has responded to the observations identified by the U.S. FDA. We have received Establishment Inspection report from the U.S. FDA for API manufacturing facility at Miryalaguda in June 2017 which indicates that the audit is closed.

4.	The unaudited results were reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 27 July 2017.

DR. REDDY’S LABORATORIES LIMITED

5.	The comparative results for the quarter ended 30 June 2016 were reviewed by the predecessor auditors. An unmodified report has been issued by them thereon.

6.	The results for the quarter ended 30 June 2017 were subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report was issued by them thereon.

By order of the Board
For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad
Date: 27 July 2017	Co-Chairman & Chief Executive Officer